Exhibit 11

RTW, INC. AND SUBSIDIARY
Statement Regarding Computation of Basic and Diluted Net Income Per Share

For the three months ended:
March 31, 2001

Basic weighted average shares outstanding	10,292,839

Stock options

Options at $5.38	—

Options at $4.75	—

Options at $4.50	—

Options at $4.38	—

Options at $4.00	—

Options at $2.94	223

Options at $2.67	781

Diluted weighted average shares outstanding	10,293,843

Net income ($000’s)	$777

Net income per share:

Basic income per share	$0.08

Diluted income per share	$0.08

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